MICHAEL W. UPCHURCH	PHONE: (816) 983-1827
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	EMAIL: MUpchurch@KCSouthern.com

March 14, 2011

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Kansas City Southern

Form 10-K for the year ended December 31, 2010

Filed February 9, 2011

File No. 001-04717

Dear Ms. Cvrkel:

We respectfully submit the following responses to the comments in your letter dated March 3, 2011 (which have been reproduced in the body of our response in italics).

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis

-	Liquidity and Capital Resources – Capital Expenditures, page 43

1.	We note that you disclose certain property statistics such as track miles of rail installed and cross ties installed. Given the significance of your annual capital expenditures related to road assets, please consider revising this information to differentiate between new and replacement rails and cross ties installed and to disclose the number of track miles of rail resurfaced (e.g. ground).

As disclosed in our 2010 Form 10-K on page 43 in the table and narrative preceding our property statistics, the Company’s capital program generally consists of capital replacement rather than the construction of additional capacity. Capacity spending in 2009 and 2008 primarily reflects the construction of the Victoria-Rosenberg line, which was opened in the second quarter of 2009. In future filings, we will disclose information to differentiate between new and replacement rail and ties installed if the amount of new rail and ties installed is material.

During the first quarter of 2010, we elected to change our accounting policy for rail grinding costs from a capitalization method to a direct expense method. For the year ended December 31, 2010, rail grinding expense was $2.9 million. We did not disclose the costs of rail grinding or the number of miles resurfaced in our 2010 Form 10-K because the costs are immaterial to our consolidated financial statements. In future filings, we will disclose this information if the costs are material.

– Critical Accounting Policies, page 48

2.	We note that your disclosure on page 50 that effective as of October 1, 2010 you changed the depreciation rates on certain locomotive and road assets based on reassessment of the adequacy of the accumulated depreciation reserves, asset usage and replacement patterns. In light of the 2009 study you had done that was performed by an independent engineering firm in which certain depreciation rates were changed, please tell us why you believe it was appropriate to change the depreciation rates again in 2010. As part of your response, please tell us the nature of any changes in facts and circumstances that occurred subsequent to the 2009 study that impacted the depreciation rates.

As disclosed in Critical Accounting Policies and Estimates – Capitalization, Depreciation and Amortization of Property and Equipment (including Concession Assets) on page 49, the Company develops group depreciation rates through a combination of periodic depreciation studies performed every 3 to 6 years by an independent engineering firm and ongoing monitoring between studies of factors that could impact our depreciation rates. We believe it is appropriate to monitor these factors to make more timely updates to depreciation rates rather than defer required changes until the next engineering study. This resulted in prospective rate changes as of October 1, 2010 that will reduce annual depreciation by approximately $4.2 million (2.3% of 2010 depreciation expense).

As a result of the engineering study completed in 2009 (based on December 31, 2008 balances), we increased the depreciation rate related to a Mexican locomotive asset group, largely due to a reserve deficiency resulting from normal retirements. Since the engineering study, retirement activity has decreased, largely due to increased volumes resulting from the economic recovery, and there have been no additions to this group. During the fourth quarter of 2010, we observed that this group of locomotives had become fully depreciated, and we reduced the depreciation rate accordingly. This depreciation rate reduction was partially offset by an increase in the depreciation rate for a locomotive asset group owned by a U.S. subsidiary, due to decreases in the expected remaining useful lives identified in the fourth quarter of 2010.

During the fourth quarter of 2010, we also observed continued increases in gross ton mile volumes on the portion of road assets owned by Meridian Speedway, LLC (MSLLC), a majority-owned, consolidated affiliate which commenced operations in 2006. Higher gross ton mile volumes reduce the estimated useful lives of the track infrastructure, and as result of retirement activity over the past few years and projected volumes on this line, we determined that an increase to the depreciation rate for this asset group was appropriate to reflect the increased usage and resulting shorter lives.

As previously noted, we believe it is appropriate to monitor factors that impact depreciation rates on an ongoing basis, and to assess if adjustments need to be made based upon consideration of these factors. We believe that this approach results in a better allocation of asset costs over the period of their use, as compared to making required revisions to these rates only when periodic engineering studies are completed.

Consolidated Statements of Income, page 58

3.	In accordance with the guidance in Rule 4-08(g) of Regulation S-X, summarized financial information as to assets, liabilities and results of operations of equity method investments is presented in the notes on a group basis if such investments are significant at a 10% level (i.e. the significant subsidiary level as cited in Rule 1-02(w) of Regulation S-X). In addition, ASC Topic 322-10-50-3 in the FASB Codification requires similar disclosure when these investments are material.

In this regard, we note that your equity method earnings of unconsolidated affiliates for the last three fiscal years (2010-2008) has been significant to net income at a 11%, 11% and 10% level, respectively, on an after-tax basis. Although the computation of the significance test under our rules is done on a pre-tax basis using pre-tax income as reflected in the investees financial statements to the registrant’s pre-tax income, it is unclear if the significance level on a pre-tax basis is at a similar level of significance to its after-tax levels. Please re-evaluate and advise whether your equity method unconsolidated affiliates are material in the aggregate to require summarized financial information in the notes.

Quarterly, we review the requirements of accounting for equity method investments in common stock to determine if our equity method investments meet the significant subsidiary test and require disclosure of summarized information of assets, liabilities, and results of operation in the notes to the consolidated financial statements. On an annual basis, we review the requirements of accounting for equity method investments in accordance with the guidance in Rule 4-08(g) of Regulation S-X and FASB ASC 323-10-50-3 to determine if our equity investments meet the defined significant subsidiary test. In performing the analysis, we considered the significant subsidiary level as cited in Rule 1-02(w)(3) of Regulation S-X.

We have three equity method investments, with the largest two investments being partnerships for income tax purposes, thus pre-tax income equals net income for these two investments. For the years ended December 31, 2010, 2009 and 2008, the aggregate percentage of pre-tax income of these investments compared to consolidated pre-tax income, as defined, was 7.1%, 5.2%, and 7.5%, respectively. Accordingly, we did not consider our equity method investments to be material individually or in the aggregate and, accordingly, we did not disclose the summarized financial information in the notes to the consolidated financial statements.

Notes to the Financial Statements

Note 2 – Restricted Funds, page 66

4.	We note that you classify “restricted funds” as a current asset on the Consolidated Balance Sheet. You also disclose that these restricted funds will be used for capital improvements on the Meridian Speedway. As these restricted funds will be ultimately used to acquire a non-current asset (i.e. property & equipment), it appears that you should also classify the restricted funds as a non-current asset in a similar manner on how the assets will be ultimately used. In addition, a current asset classification is used to designate assets that are expected to be ultimately realized in cash and therefore exclude items where cash has been designated for non-current assets such as property & equipment. Please re-evaluate the classification of this asset and revise as necessary. Please note that we would not object to re-classification in future reporting periods based on materiality of the asset.

We note your comment and will revise future filings for this reclassification.

Note 9. Long-Term Debt, page 76

5.	We note from your disclosure in Note 9 that on March 16, 2010 you entered into an amendment to the 2006 Credit Agreement in which the maturity of the revolving credit facility was extended and the margin was increased. Please explain to us how you accounted for the modification of this debt under ASC 470-50-40.

In accordance with the accounting guidance for modifications of line-of-credit or revolving debt arrangements in FASB ASC 470-50-40-21, we reviewed the borrowing capacity (defined as remaining term multiplied by the maximum available credit) of the old revolving credit facility compared to the new revolving credit facility. Since the borrowing capacity of the new revolving credit facility was greater than the borrowing capacity of the old credit facility, the unamortized deferred costs of $0.5 million and fees paid to the creditor of $1.7 million were associated with the new arrangement. These amounts were deferred and amortized over the term of the new revolving credit facility.

Note 14. Commitments and Contingencies

– Personal Injury Claim Reserves, page 96

6.	We note that the activity in the personal injury claim reserve during 2010 includes a reduction of $8.5 million in the accruals line item. With a view toward expanded disclosure, please tell us why this reduction to the balance of personal injury claim reserves was recorded and explain to us why you believe the balance of the reserves at December 31, 2010 is appropriate.

The Company’s personal injury claim reserve is based on semi-annual actuarial studies performed by a third party actuarial firm and reviewed by management. The accrual line item in the personal injury reserve activity table consists of the current year’s accruals charged to expense of $14.9 million, net of a favorable impact of $23.4 million resulting from our semi-annual actuarial studies. During 2010, the semi-annual actuarial studies reflected reductions in our personal injury reserve due to changes in estimates as a result of the Company’s continuing favorable claims development and settlement experience. Based on management’s review of the results of the semi-annual actuarial studies and the continued favorable trends experienced by the Company, management believes the reduction in the personal injury reserve recorded during 2010 and the balance of the personal injury reserve at December 31, 2010 is appropriate. In future filings, the Company will provide expanded disclosures for any significant changes in estimates in the personal injury reserve.

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In summary, the Company has carefully considered the comments and views expressed in your letter and believe your comments will improve our future disclosures. We believe that our responses fully respond to the comments provided, and we do not believe that these inquiries or responses indicate the existence of any deficiencies in financial reporting controls and procedures.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1827.

Sincerely,

/s/ Michael W. Upchurch

Michael W. Upchurch

Executive Vice President and Chief Financial Officer

Cc:    Mary K. Stadler – Senior Vice President and Chief Accounting Officer